Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2017	2016
	(in millions, except ratios)
Net income	$18	$17
Income taxes	10	10
Capitalized interest	(2)	(2)
	26	25
Fixed charges, as defined:

Interest	53	55
Capitalized interest	2	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	55	57

Earnings, as defined	$81	$82

Ratio of earnings to fixed charges	1.47	1.44